Exhibit (b)(1)

Wachovia Bank, National Association	Morgan Stanley Senior Funding, Inc.
Wachovia Capital Markets, LLC	1585 Broadway
One Wachovia Center	New York, New York 10036
301 South College Street
Charlotte, NC 28288-0737
EXECUTION COPY
CONFIDENTIAL
November 17, 2006

Jack in the Box Inc.
9330 Balboa Avenue
San Diego, California 92123-1516
Attention:	Harold L. Sachs
Vice President and Treasurer

Re:	Commitment Letter
$625 Million Senior Secured Credit Facilities
Ladies and Gentlemen:
     You have advised Wachovia Bank, National Association (“Wachovia Bank”), Wachovia Capital Markets, LLC (“Wachovia Securities” and, together with Wachovia Bank, the “Wachovia Parties”) and Morgan Stanley Senior Funding, Inc. (“Morgan Stanley” and, together with the Wachovia Parties, the “Committing Parties” or “we” or “us”) that Jack in the Box Inc. (the “Borrower” or “you”), seeks financing to (a) finance a tender offer (the “Tender Offer”) to repurchase approximately 20% of the outstanding shares of the Borrower, (b) refinance existing indebtedness of the Borrower in connection with the Amended and Restated Credit Agreement dated as of January 8, 2004 (as amended, the “Existing Credit Agreement”) by and among the Borrower, the lenders party thereto and Wachovia Bank, as administrative agent (the “Refinancing”), (c) finance permitted share repurchases, permitted dividends, permitted acquisitions, ongoing working capital requirements and other general corporate purposes and (d) pay fees and expenses incurred in connection with the Refinancing and the Facilities (as defined below), all as more fully described in the Summary of Proposed Terms and Conditions attached hereto as Annex A (the “Term Sheet”). The Term Sheet describes the general terms and conditions for senior secured credit facilities of up to $625 million to the Borrower consisting of (i) a senior secured term loan facility of up to $475 million (the “Term Loan Facility”) and (ii) a senior secured revolving credit facility of $150 million (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Facilities”). The date on which the Facilities are closed is referred to as the “Closing Date”.
     As used herein, the term “Transactions” means, collectively, the Tender Offer, the Refinancing, the borrowings under the Facilities and the payment of fees, commissions and expenses in connection with each of the foregoing. This letter, including the Term Sheet, is hereinafter referred to as the “Commitment Letter”.
Jack in the Box, Inc. Commitment Letter

     1. Commitments.
     (a) You have requested that Wachovia Bank and Morgan Stanley commit to provide the Facilities. Wachovia Bank is pleased to advise you of its commitment to provide to the Borrower 50% of the aggregate principal amount of the Facilities (the “Wachovia Commitment”), upon the terms and subject to the conditions set forth in this Commitment Letter and in the Term Sheet. Morgan Stanley is pleased to advise you of its commitment to provide to the Borrower 50% of the aggregate principal amount of the Facilities (the “Morgan Stanley Commitment” and, together with the Wachovia Commitment, the “Commitments”), upon the terms and subject to the conditions set forth in this Commitment Letter and in the Term Sheet. The commitments of Wachovia Bank and Morgan Stanley are several and not joint and several, and neither Wachovia Bank nor Morgan Stanley shall have any liability for the failure of the other to provide its respective commitment.
     (b) Wachovia Securities and Morgan Stanley (collectively, the “Arrangers”) are pleased to advise you of their willingness to secure commitments for the Facilities from a syndicate of banks, financial institutions and other entities (such financial institutions and other entities committing to the Facilities, including Wachovia Bank and Morgan Stanley, the “Lenders”) reasonably acceptable to you and to the Committing Parties upon the terms and subject to the conditions set forth in this Commitment Letter. It is agreed that Wachovia Securities, acting alone or through or with affiliates selected by it, will act as the sole lead bookrunner (with “left” placement in any and all marketing materials and documentation used in connection with the Facilities and having responsibilities typically associated with “left” placement, including maintaining sole physical books in respect of the Facilities). It is also agreed that Wachovia Bank will act as the sole and exclusive administrative agent (in such capacity, the “Administrative Agent”) for the Facilities.
     (c) You hereby agree that, effective upon your acceptance of this Commitment Letter and continuing through the earliest of (i) expiration of this Commitment Letter and (ii) ninety (90) days after the Closing Date, you will not solicit, initiate, entertain or permit, or enter into any discussions with any other bank, investment bank, financial institution, person or entity in respect of any offering, placement or arrangement of the Facilities or any other senior bank financing similar to, or as a replacement of, the Facilities.
     2. Conditions to Commitments. The Commitments of Wachovia Bank and Morgan Stanley and the undertakings of the Arrangers hereunder are subject to:
     (a) your written acceptance, and compliance with the terms and conditions, of a letter dated the date hereof from the Committing Parties to you (the “Fee Letter”) pursuant to which you agree to pay, or cause to be paid, to the Committing Parties certain fees and expenses and to fulfill certain other obligations in connection with the Facilities;
     (b) our being satisfied that, after the date hereof and until the earlier of (i) completion of a successful syndication of the Facilities and (ii) ninety (90) days after the Closing Date, none of the Borrower nor any of its subsidiaries shall have announced, arranged, syndicated or issued any debt securities or bank financing for funded debt (including convertible securities) without our prior written consent, other than the Facilities;
     (c) since October 2, 2005, there not having occurred any material adverse condition or material adverse change in or affecting, or the occurrence of any circumstance or condition that could reasonably be expected to result in a material adverse change in, or affecting, the properties, business, operations or condition (financial or otherwise) of the Borrower and its subsidiaries, taken as a whole;
Jack in the Box, Inc. Commitment Letter

     (d) the accuracy and completeness of all representations in all material respects that you and your affiliates make to the Committing Parties and your compliance in all material respects with the terms of this Commitment Letter (including the Term Sheet); and
     (e) the satisfaction of all other conditions described herein and in the Term Sheet.
     3. Syndication.
     (a) You agree to actively assist us in achieving a syndication of the Facilities that is satisfactory to us, which we intend to conduct before the closing of the Facilities (but which we reserve the right to conduct, and continue to conduct, after the closing of the Facilities), and you agree that we shall have had a reasonable opportunity and reasonable period of time in which to complete such syndication. In addition, you agree that the Commitments of Wachovia Bank and Morgan Stanley hereunder shall be reduced, on a pro rata basis, dollar-for-dollar as and when corresponding commitments are received from the other Lenders. To assist us in our syndication efforts, you agree, upon our request, to (i) provide, and cause your affiliates and advisors to provide, to the Arrangers and each of the Lenders all information reasonably requested to successfully complete the syndication (including but not limited to information and evaluations prepared by you and any of your subsidiaries and their advisors, or on their behalf, relating to the transactions contemplated hereby), (ii) assist, and cause your affiliates and advisors to assist, the Arrangers in the preparation of one or more confidential information memoranda and other marketing materials to be used in connection with the syndication, (iii) make available (including at one or more meetings of prospective Lenders) your representatives on reasonable prior notice and at reasonable times and places, (iv) ensure that the Facilities have received an updated rating from Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (“S&P”), and Moody’s Investors Service, Inc. (“Moody’s”), at least 10 days prior to the Closing Date and (v) use your commercially reasonable efforts to assist our syndication efforts through your existing lending relationships.
     (b) Wachovia Securities and/or one or more of its affiliates will exclusively manage all aspects of the syndication of the Facilities in consultation with you, including decisions as to the selection and number of potential Lenders to be approached, when they will be approached, whose commitments will be accepted, when they will participate and the final allocations of the commitments and any related fees among the Lenders, and Wachovia Securities will exclusively perform all functions and exercise all authority as is customarily performed and exercised in such capacities. Any agent or arranger or other titles or roles awarded to other Lenders are subject to Wachovia Securities’ prior written approval. You agree that no Lender will receive compensation outside the terms contained herein and in the Fee Letter in order to obtain its commitment to participate in the Facilities and that Wachovia Securities shall have sole discretion with respect to the allocation and distribution of fees among the Lenders. Notwithstanding the foregoing, Morgan Stanley shall have the right to (i) approve any changes to the fees and expenses to be paid to Morgan Stanley hereunder or under the Fee Letter, and (ii) be included on a consultative basis in the general aspects of the syndication.
     4. Information.
     (a) You hereby represent and warrant that (i) all information (other than the Projections, as defined below) concerning the Borrower and its subsidiaries and the Transactions (the “Information”) that has been or will be made available to the Committing Parties or the Lenders by you, or any of your representatives, subsidiaries or affiliates is, or will be when furnished, taken as a whole with all such other Information, complete and correct in all material respects as of the date made available to the Committing Parties or the Lenders and does not, or will not when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not
Jack in the Box, Inc. Commitment Letter

misleading, and (ii) all financial projections concerning the Borrower and its subsidiaries that have been or will be made available to the Committing Parties or the Lenders by you, or any of your representatives, subsidiaries or affiliates (the “Projections”) have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time such Projections are made available to the Committing Parties or the Lenders (it being understood that such Projections are subject to significant uncertainties and contingencies, many of which are beyond your control, and that no assurance can be given that the Projections will be realized). You agree that you are providing such Projections to the Committing Parties and the Lenders to be used solely in connection with evaluating the creditworthiness of the Borrower and its subsidiaries in connection with the Facilities. You agree to supplement, or cause to be supplemented, the Information and the Projections from time to time until the Closing Date and, if requested by the Arrangers, for a period after the Closing Date, such period to end upon the earlier of (i) completion of a successful syndication of the Facilities and (ii) ninety (90) days after the Closing Date, if and to the extent that such supplementation is required so that the conditions and representations and warranties contained in the preceding sentence remain correct. In syndicating the Facilities, we will be entitled to use and rely primarily on the Information and the Projections without responsibility for independent check or verification thereof.
     (b) Upon the request of the Committing Parties, you hereby agree to assist in the preparation of a version of the Information and other marketing materials and presentations, including a confidential information memorandum, that does not contain material non-public information concerning the Borrower and its subsidiaries or any of their respective securities (the “Public Informational Materials”). You acknowledge and agree that at all times, the determination as to whether information is material non-public information shall be made by you and not by any Committing Party, and that no Committing Party shall have any responsibility for any such determination. You acknowledge and agree that the Public Informational Materials may be provided on SyndTrak Online or by similar electronic means (collectively, the “Electronic Means”) to certain potential Lenders (the “Public Lenders”) that do not wish to receive material non-public information concerning the Borrower and its subsidiaries or any of their respective securities.
     5. Indemnification.
     (a) You hereby agree to indemnify and hold harmless the Committing Parties and each of their respective affiliates, directors, officers, employees, partners, representatives and agents and each of their respective heirs, successors and assigns (each, an “Indemnified Party”) from and against any and all actions, suits, losses, claims, damages, liabilities and expenses of any kind or nature, joint or several, to which such Indemnified Party may become subject, related to or arising out of (i) any element of the Transactions, including, without limitation, the execution and delivery of this Commitment Letter, the Financing Documentation (as defined in the Term Sheet) and the closing of the Transactions and (ii) the use or the contemplated use of the proceeds of the Facilities, and to reimburse any Indemnified Party for all out-of-pocket expenses (including reasonable attorneys’ fees, expenses and charges) on demand as they are incurred in connection with the investigation of, preparation for, or defense of any pending or threatened claim or any action or proceeding arising therefrom; provided that no Indemnified Party shall have any right to indemnification for any of the foregoing to the extent resulting from its own gross negligence or willful misconduct as determined by a final non-appealable judgment of a court of competent jurisdiction. This Commitment Letter is addressed solely to you, and none of the Committing Parties nor any other Indemnified Party shall be liable to you, your affiliates or any other person for any indirect, consequential or punitive damages that may be alleged as a result of this Commitment Letter or any element of the Transactions or in respect of transmission of informational materials by Electronic Means.
Jack in the Box, Inc. Commitment Letter

     (b) You shall not settle any such claim or action arising out of the Transactions without the prior written consent of each Indemnified Party affected thereby, which consent will not be unreasonably withheld, unless such settlement provides for a full and unconditional release of all liabilities arising out of such claim or action against such Indemnified Party and does not include any statement as to or an admission of fault, culpability or failure to act by or on behalf of any Indemnified Party.
     (c) You agree that no Indemnified Party shall have any liability to you or any person asserting claims by or on behalf of you in connection with or as a result of the Commitments or any matter referred to in this Commitment Letter except to the extent that any losses, claims, damages, liabilities or expenses incurred by you results from the gross negligence or willful misconduct of the Committing Parties in performing the services that are the subject of this Commitment Letter as determined by a final non-appealable judgment of a court of competent jurisdiction.
     6. Expenses. By executing this Commitment Letter, you hereby agree to reimburse each of the Committing Parties, from time to time on demand, for all reasonable out-of-pocket costs, syndication expenses and expenses (including, without limitation, reasonable legal fees and expenses) of the Committing Parties and all reasonable printing, reproduction, document delivery, travel, CUSIP, SyndTrak Online and communication costs incurred in connection with the syndication and execution of the Facilities and the preparation, review, negotiation, execution and delivery of this Commitment Letter, the Fee Letter, the Term Sheet and the Financing Documentation (as defined in the Term Sheet); provided that the Wachovia Parties shall consult you prior to fees and expenses of the Wachovia Parties (including, without limitation, legal fees and expenses) exceeding $250,000.
     7. Confidentiality.
     (a) This Commitment Letter and the Fee Letter, together with the contents hereof and thereof, are confidential and, except for the disclosure hereof or thereof on a confidential basis to your accountants, attorneys and other professional advisors retained in connection with the Transactions or as otherwise required by law, may not be disclosed by you in whole or in part to any person or entity without our prior written consent; provided that it is understood and agreed that you may disclose, after your acceptance of this Commitment Letter and the Fee Letter, such documents (excluding the Fee Letter) in any required filings with the Securities and Exchange Commission and other applicable regulatory authorities and stock exchanges. In addition, the Committing Parties shall be permitted to use information related to the syndication and arrangement of the Facilities in connection with obtaining a CUSIP number, marketing, press releases or other transactional announcements or updates provided to investor or trade publications, subject to confidentiality obligations or disclosure restrictions reasonably requested by you. Furthermore, the Committing Parties hereby notify you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”), each of them is required to obtain, verify and record information that identifies you in accordance with the Patriot Act. Prior to the Closing Date, each of the Committing Parties shall have the right to review and approve any public announcement or public filing made by you, or your representatives after the date hereof relating to the Facilities or to any of the Committing Parties in connection therewith, before any such announcement or filing is made (such approval not to be unreasonably withheld or delayed); provided that, except as otherwise agreed by and between the Borrower and any Committing Party, any public announcement or public filing made by you with regard to the Tender Offer shall not be subject to prior approval of any of the Committing Parties.
     (b) The Committing Parties shall maintain as confidential, and shall cause their affiliates to maintain as confidential, all non-public Information and Projections with respect to the Borrower and its affiliates obtained in connection with the Facilities in accordance with their customary procedures for handling confidential information; provided, that the Committing Parties may disclose any such
Jack in the Box, Inc. Commitment Letter

information to the extent such disclosure is (i) required by law or requested or required pursuant to any legal process, (ii) requested by, or required to be disclosed to, any rating agency, or regulatory or similar authority (including, without limitation, the National Association of Insurance Commissioners), (iii) used in any suit, action or proceeding for the purpose of defending itself, reducing its liability or protecting any of its claims, rights, remedies or interests under or in connection with the Facilities, (iv) disclosed to potential Lenders in accordance with, and subject to the confidentiality obligations contemplated by, this paragraph or (v) made after such Information (x) became publicly available other than as a result of a breach of this Section or (y) became available to the Committing Parties or any of their respective affiliates on a nonconfidential basis from a source other than the Borrower.
     8. Other Services.
     (a) Nothing contained herein shall limit or preclude the Committing Parties or any of their affiliates from carrying on any business with, providing banking or other financial services to, or from participating in any capacity, including as an equity investor, in any party whatsoever, including, without limitation, any competitor, supplier or customer of you or any of your affiliates, or any other party that may have interests different than or adverse to such parties.
     (b) You acknowledge that the Arrangers and each of their respective affiliates (the term “Arranger” as used in this paragraph being understood to include such affiliates) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies with which you or your respective affiliates may have conflicting interests regarding the Transactions and otherwise and that each Arranger may act as it deems appropriate in acting in such capacities. You and your affiliates further acknowledge and agree that in connection with all aspects of the Transactions and the transactions contemplated by this Commitment Letter, you and your affiliates, on the one hand, and each Arranger, on the other hand, have an arm’s length business relationship that creates no fiduciary duty on the part of such Arranger and each expressly disclaims any fiduciary relationship. You hereby waive and release, to the fullest extent permitted by law, any claim that you may have against each Arranger with respect to any breach or alleged breach of agency or fiduciary duty. No Arranger will use confidential information obtained from you in connection with the performance by such Arranger of services for other companies nor will such Arranger furnish any such information to other companies. You also acknowledge that no Arranger has any obligation in connection with the Transactions to use, or to furnish to you or your subsidiaries, confidential information obtained from other companies or entities.
     9. Acceptance/Expiration of Commitments.
     (a) This Commitment Letter, the Commitments of Wachovia Bank, Morgan Stanley and the undertakings of the Arrangers set forth herein and the agreement of the Arrangers to provide the services set forth herein, shall automatically terminate at 5:00 p.m. (Eastern Time, Standard or Daylight, as applicable) on November 22, 2006 (the “Acceptance Deadline”), without further action or notice unless signed counterparts of this Commitment Letter and the Fee Letter shall have been delivered to Wachovia Securities.
     (b) This Commitment Letter and the Commitments of Wachovia Bank, Morgan Stanley and the undertakings of the Arrangers set forth herein shall, in the event this Commitment Letter is accepted by you as provided in the previous paragraph, automatically terminate without further action or notice at 5:00 p.m. Eastern Time, Daylight or Standard, as applicable, on January 15, 2007 if the Closing Date shall not have occurred by such time.
     10. Survival. The sections of this Commitment Letter relating to Indemnification, Expenses, Confidentiality and Other Services shall survive any termination or expiration of this Commitment Letter
Jack in the Box, Inc. Commitment Letter

or the Commitments of Wachovia Bank, Morgan Stanley or the undertakings of the Arrangers set forth herein, and the Sections relating to Syndication and Information shall survive until completion of the syndication of the Facilities.
     11. Governing Law, Etc. This Commitment Letter and the Fee Letter embody the entire agreement and understanding among the Committing Parties and you with respect to the specific matters set forth above and supersede all prior agreements and understandings relating to the subject matter hereof. However, please note that the terms of the Commitments of Wachovia Bank, Morgan Stanley and the undertaking of the Arrangers hereunder are not limited to those set forth herein or in the Term Sheet. Those matters that are not covered or made clear herein or in the Term Sheet or the Fee Letter are subject to mutual agreement of the parties. No party has been authorized by any of the Committing Parties to make any oral or written statements inconsistent with this Commitment Letter. This Commitment Letter and the Fee Letter shall not be assignable by you without the prior written consent of the Committing Parties, and any purported assignment without such consent shall be void. This Commitment Letter is intended to be for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto, the Lenders and, with respect to the indemnification provided under the heading “Indemnification,” each Indemnified Party. This Commitment Letter may be executed in separate counterparts and delivery of an executed signature page of this Commitment Letter by facsimile or electronic mail shall be effective as delivery of manually executed counterpart hereof; provided that such facsimile transmission or electronic mail transmission shall be promptly followed by the original thereof. This Commitment Letter may only be amended or modified by an agreement in writing signed by each of you and each of the Committing Parties, and shall remain in full force and effect and not be superseded by any other documentation (including the definitive Financing Documentation) unless such other documentation is signed by each of you and each of the Committing Parties and expressly states that this Commitment Letter is superseded thereby. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York without regard to principles of conflicts of law to the extent that the application of the laws of another jurisdiction will be required thereby. The parties hereby waive any right to trial by jury with respect to any claim or action arising out of this Commitment Letter. The parties hereto hereby submit to the non-exclusive jurisdiction of the federal and state courts located in Mecklenburg County, North Carolina and New York, New York (and appellate courts thereof) in connection with any dispute related to this Commitment Letter or any of the matters contemplated hereby, and agree that service of any process, summons, notice or document by registered mail addressed to you or each of the Committing Parties shall be effective service of process against you or each of the Committing Parties for any suit, action or proceeding relating to any such dispute. The parties hereto irrevocably and unconditionally waive any objection to the laying of such venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction you or each of the Committing Parties are or may be subject by suit upon judgment.
[Signature Pages Follow]
Jack in the Box, Inc. Commitment Letter

     If you are in agreement with the foregoing, please indicate acceptance of the terms hereof by signing the enclosed counterpart of this Commitment Letter and returning it to the Arrangers, together with executed counterparts of the Fee Letter, by no later than the Acceptance Deadline.

Sincerely, WACHOVIA BANK, NATIONAL ASSOCIATION
By:	/s/ James P. Walsh
	Name:	James P. Walsh
	Title:	Managing Director

WACHOVIA CAPITAL MARKETS, LLC
By:	/s/ James P. Walsh
	Name:	James P. Walsh
	Title:	Managing Director

MORGAN STANLEY SENIOR FUNDING, INC.
By:	/s/ Whitner Marshall
	Name:	Whitner Marshall
	Title:	Vice President
Jack in the Box, Inc. Commitment Letter

Agreed to and accepted as of the date first
above written:
JACK IN THE BOX INC.

By:	/s/ Harold L. Sachs

Name: Harold L. Sachs
Title: Vice President
Jack in the Box, Inc. Commitment Letter

ANNEX A
[FOR DISCUSSION PURPOSES ONLY — NOT A COMMITMENT]
$625 MILLION
SENIOR SECURED CREDIT FACILITIES
SUMMARY OF PROPOSED TERMS AND CONDITIONS
Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this Summary of Proposed Terms and Conditions is attached.

Borrower	Jack in the Box Inc., a Delaware corporation (the “Borrower”).

Lead Arranger and Sole Bookrunner:	Wachovia Capital Markets, LLC (“Wachovia Securities”) will act as a lead arranger and sole bookrunner.

Lead Arranger	Morgan Stanley Senior Funding, Inc. will act as a lead arranger (in such capacity, an “Arranger” and, together with Wachovia Securities in its capacity as a lead arranger, the “Arrangers”).

Lenders:	Wachovia Bank, National Association, Morgan Stanley Senior Funding, Inc. and a syndicate of financial institutions and other entities (each a “Lender” and, collectively, the “Lenders”) arranged by the Arrangers in consultation with the Borrower.

Administrative Agent, Issuing Bank and Swingline Lender:	Wachovia Bank, National Association (in such capacity, the “Administrative Agent”, the “Issuing Bank” or the “Swingline Lender”, as the case may be ).

Syndication Agent:	Morgan Stanley Senior Funding, Inc.

Documentation Agent(s):	To be determined.

Facilities:	Senior secured credit facilities (the “Facilities”) in an aggregate principal amount of up to $625 million, such Facilities to consist of:

(a)	Revolving Credit Facility. A five-year revolving credit facility (with subfacilities in the amount of $75 million for standby letters of credit (each, a “Letter of Credit”) and in the amount of $20 million for swingline loans (each, a “Swingline Loan”), each on customary terms and conditions with compensation to be agreed) in an aggregate principal amount of $150 million (the “Revolving Credit Facility”). Letters of Credit will be issued by the Issuing Bank and Swingline Loans will be made available by the Swingline Lender and each Lender will purchase an irrevocable and unconditional participation in each Letter of Credit and Swingline Loan.

(b)	Term Loan Facility. A six-year term loan facility in an aggregate principal amount of up to $475 million (the “Term Loan Facility”).

Annex A — Term Sheet

Use of Proceeds:	The Facilities will be used to (a) finance the Tender Offer (as defined below), (b) refinance existing indebtedness of the Borrower in connection with the Amended and Restated Credit Agreement dated as of January 8, 2004 (as amended, the “Existing Credit Agreement”) by and among the Borrower, the lenders party thereto and the Administrative Agent (the “Refinancing”), (c) finance permitted share repurchases, permitted dividends, permitted acquisitions, ongoing working capital requirements and other general corporate purposes of the Borrower and (d) pay fees and expenses incurred in connection with the Refinancing and the Facilities (collectively, the “Transactions”).

Tender Offer:	In connection with the closing of the Facilities, the Borrower will make a tender offer (the “Tender Offer”) to repurchase approximately 20% of the outstanding shares of the Borrower.

Availability:	The Revolving Credit Facility will be available on a revolving basis on and after the Closing Date until the final maturity date thereof.

The Term Loan Facility will be available only in a single draw of the full amount of the Term Loan Facility on the Closing Date.

Documentation:	The documentation for the Facilities will include, among other items, a credit agreement, guarantees and appropriate security documents (collectively, the “Financing Documentation”), all consistent with this Term Sheet.

Guarantors:	The obligations of the Borrower under the Facilities and under any hedging agreements entered into between any Loan Party (as defined below) and any counterparty that is a Lender (or any affiliate thereof) at the time such hedging agreement is executed will be unconditionally guaranteed, on a joint and several basis, by each existing and subsequently acquired or organized direct and indirect domestic subsidiary of the Borrower, other than the Unrestricted Subsidiaries (to be defined in a manner consistent with the Existing Credit Agreement) (each a “Guarantor”; and such guarantee being referred to herein as a “Guarantee”). All Guarantees shall be guarantees of payment and not of collection. The Borrower and the Guarantors are herein referred to as the “Loan Parties” and, individually, as a “Loan Party”.

Security:	There will be granted to the Administrative Agent for the benefit of the Lenders and any counterparty to any hedging agreement that is a Lender (or any affiliate thereof) at the time such hedging agreement is executed, valid and perfected first priority liens and security interests in all present and future capital stock or other membership, equity, ownership or profit interests of or in (collectively, the “Equity Interests”) each of the Loan Parties (other than the Borrower), and 66% of the voting stock (and 100% of the non-voting stock) of all present and future first tier foreign subsidiaries of any Loan Party (collectively, the “Collateral”).

Annex A — Term Sheet

Additionally, there will be a negative pledge on all tangible and intangible assets (including all real and personal property) of each Loan Party, with customary exceptions as reflected in the Existing Credit Agreement.

Final Maturity:	The final maturity of the Revolving Credit Facility will occur on the fifth (5th) anniversary of the Closing Date (the “Revolving Credit Maturity Date”) and the commitments with respect to the Revolving Credit Facility will automatically terminate on such date.

The final maturity of the Term Loan Facility will occur on the sixth (6th) anniversary of the Closing Date (the “Term Loan Maturity Date”).

Amortization:	The Revolving Credit Facility will be payable in full upon the Revolving Credit Maturity Date.

The Term Loan Facility will amortize in equal quarterly installments based on the following amortization table, with the remainder due on the Term Loan Maturity Date.

Year 1	0%
Year 2	5%
Year 3	10%
Year 4	10%
Year 5	15%
Year 6	60%

Interest Rates and Fees:	Interest rates and fees in connection with the Facilities will be as specified in the Fee Letter and on Schedule I attached hereto.

Mandatory Prepayments and Commitment Reductions:	Subject to the next paragraph, the Facilities will be required to be prepaid with:

(a)	100% of the net cash proceeds of the issuance or incurrence of debt by the Borrower or any of its subsidiaries (other than Unrestricted Subsidiaries), subject to baskets and other exceptions that are consistent with those contained in the Existing Credit Agreement;

(b)	50% of the net cash proceeds from any issuance of equity securities or from any capital contribution by the Borrower or any of its subsidiaries (other than Unrestricted Subsidiaries), subject to exceptions that are consistent with those contained in the Existing Credit Agreement;

(c)	100% of the net cash proceeds of all asset sales, insurance and condemnation recoveries and other asset dispositions by the Borrower and its subsidiaries (other than Unrestricted Subsidiaries), subject to baskets, reinvestment provisions and other exceptions that are consistent with those contained in the Existing Credit Agreement; and

Annex A — Term Sheet

(d)	50% of Excess Cash Flow (to be defined in a manner consistent with the Existing Credit Agreement), for each fiscal year of the Borrower.

Any mandatory prepayment under clauses (a), (b) or (c) above shall be applied first, to the Term Loan Facility to reduce the remaining scheduled quarterly principal repayment installments thereof on a pro rata basis and second, to the outstanding principal balance of the Revolving Credit Facility, without a corresponding reduction of the aggregate commitment of the Lenders thereunder.

Any mandatory prepayment under clause (d) above shall be applied first to reduce the remaining scheduled quarterly principal repayment installments of the Term Loan Facility as directed by the Borrower and second, to the outstanding principal balance of the Revolving Credit Facility, without a corresponding reduction of the aggregate commitment of the Lenders thereunder.

Optional Prepayments and Commitment Reductions:	Advances under the Facilities may be prepaid and unused commitments under the Revolving Credit Facility may be reduced at any time, in whole or in part, at the option of the Borrower, upon notice and in minimum principal amounts and in multiples to be agreed upon, without premium or penalty (except optional LIBOR breakage costs). So long as, after giving effect to such optional prepayment of the Term Loan Facility, the unused availability on the Revolving Credit Facility equals or exceeds $50 million, then such optional prepayment of the Term Loan Facility may be applied to the remaining scheduled quarterly principal installments of the Term Loan Facility as directed by the Borrower; provided that if the unused availability on the Revolving Credit Facility is less than $50 million, then such optional prepayment of the Term Loan Facility shall be applied to the remaining scheduled quarterly principal installments of the Term Loan Facility on a pro rata basis.

Conditions to Closing and Initial Extensions of Credit:	Closing, and the making of the initial extensions of credit under the Facilities, will be subject to the satisfaction of the following conditions precedent:

(a)	(i) Financing Documentation reflecting and consistent with the terms and conditions set forth herein and otherwise reasonably satisfactory to the Borrower and the Lenders, will have been executed and delivered, and the Administrative Agent will have received such customary legal opinions, documents and other instruments as are customary for transactions of this type including, without limitation, a certificate of the chief financial officer of the Borrower as to the solvency of the Loan Parties, taken as a whole, after giving effect to the Transactions and all

Annex A — Term Sheet

documents, instruments, reports and policies required to insure, perfect or evidence the Administrative Agent’s first priority security interest in the Collateral will have been executed and/or delivered and, to the extent applicable, be in proper form for filing (including UCC and other lien searches and insurance policies); (ii) all representations and warranties set forth in the Financing Documentation shall be true and correct in all material respects; (iii) all governmental, shareholder, corporate and material third party consents shall have been obtained; (iv) there shall not be any pending or threatened litigation, bankruptcy or other proceeding that could reasonably be expected to have a material adverse effect on the properties, business, operations or condition (financial or otherwise) of the Borrower and its subsidiaries, taken as a whole; (v) satisfactory review of all corporate documentation; (vi) compliance of the Transactions with applicable laws (including, without limitation, compliance of the Tender Offer with all applicable state and federal securities laws);(vii) all principal, interest and other amounts outstanding in connection with existing debt of the Loan Parties (other than permitted debt) shall have been paid in full and any liens securing such debt shall be released (other than liens of the Administrative Agent on the Collateral); and (viii) all fees and expenses due to the Arrangers, the Lenders, the Administrative Agent and the Administrative Agent’s counsel shall have been paid.

(b)	The Arrangers will not have become aware of any material information or other matter that is inconsistent in a material and adverse manner with any previous due diligence, information or matter (including any financial information and projections previously delivered to the Arrangers).

(c)	There shall not have occurred and be continuing any default or event of default under the Existing Credit Agreement.

(d)	The Facilities shall have received updated ratings from each of Moody’s and S&P.

Conditions to All Extensions of Credit:	Each extension of credit under the Facilities will be subject to the (a) absence of any default and (b) continued accuracy of representations and warranties, in addition to other conditions usual and customary for facilities of this nature.

Representations and Warranties:	Consistent with the Existing Credit Agreement.

Affirmative Covenants:	Consistent with the Existing Credit Agreement.

Negative Covenants:	Except as set forth below in the sections entitled “Permitted Dividends and Share Repurchases” and “Permitted Acquisitions”, consistent with the Existing Credit Agreement.

Annex A — Term Sheet

Permitted Dividends and Share Repurchases:	The Borrower may pay dividends and make share repurchases subject to the following terms and conditions:

(1) no default or event of default shall have occurred and be continuing both before and immediately after giving effect to each such dividend payment or share repurchase;

(2) the Borrower and its subsidiaries (other than the Unrestricted Subsidiaries) shall be in pro forma compliance with the financial covenants both before and immediately after giving effect to each such dividend payment or share repurchase;

(3) the aggregate amount of all dividend payments during the term of the Facilities shall not exceed $50 million; and

(4) the aggregate amount of all share repurchases (other than the Tender Offer) during the term of the Facilities shall not exceed the sum of (a) $300 million plus (b) the difference of (i) $360 million and (ii) the amount actually paid by the Borrower to repurchase its shares pursuant to the Tender Offer.

Permitted Acquisitions:	Acquisitions shall be permitted subject to the following terms and conditions:

(1) no default or event of default shall have occurred and be continuing both before and immediately after giving effect to each such acquisition;

(2) the Borrower and it subsidiaries shall be in pro forma compliance with the financial covenants both before and immediately after giving effect to such acquisition;

(3) the person or business to be acquired shall be a going concern, engaged in a business, or the assets to be acquired shall be used in a business, similar or complementary to the line of business of the Borrower and its subsidiaries;

(4) there shall be evidence reasonably satisfactory to the Administrative Agent that such acquisition has been approved by the board of directors or equivalent governing body of the person or business to be acquired;

(5) if such acquisition involves the Borrower or any Guarantor, the Borrower or such Guarantor shall be the surviving person and no change of control shall have been effected thereby;

(6) if such transaction involves the acquisition of a new domestic subsidiary of the Borrower, such subsidiary shall be joined as an additional Guarantor pursuant to a joinder agreement in form and substance reasonably satisfactory to the Administrative Agent;

Annex A — Term Sheet

(7) the Borrower shall deliver written notice of such proposed acquisition to the Administrative Agent, which notice shall include the proposed closing date of the acquisition, not less than ten (10) business days prior to such proposed closing date;

(8) to the extent requested by the Administrative Agent, the Borrower shall deliver to the Administrative Agent copies of the Permitted Acquisition Documents (to be defined in a manner consistent with the Existing Credit Agreement) and the Permitted Acquisition Diligence Information (to be defined in a manner consistent with the Existing Credit Agreement) within a reasonable period of time after the proposed closing date of such acquisition; and

(9) the aggregate total cash consideration paid in connection with all acquisitions shall not exceed $200 million during the term of the Facilities.

Financial Covenants:	Usual and customary for facilities of this type and such others as may be reasonably requested by the Arrangers, including, without limitation, the following:

(a) Maximum Leverage Ratio. As of the end of any fiscal quarter during the applicable period set forth below the Leverage Ratio shall be less than or equal to the corresponding ratio set forth below:

Fiscal Year	Maximum Ratio
2007 and 2008	2.75 to 1.00
2009	2.50 to 1.00
Thereafter	2.25 to 1.00

The Leverage Ratio shall be defined as Funded Debt to EBITDA.

(b) Minimum Fixed Charge Coverage Ratio. As of the end of any fiscal quarter during the term of the Facilities the Fixed Charge Coverage Ratio shall be equal to or greater than 1.35 to 1.00.

The Fixed Charge Coverage Ratio shall be defined as (i) the sum of EBITDAR less maintenance Capital Expenditures to (ii) Rental Expense plus Interest Expense plus scheduled principal payments of the Term Loan Facility; provided that for purposes of the calculation of the Fixed Charge Coverage Ratio, (x) Rental Expense (including Rental Expense used in the calculation of EBITDAR) shall mean, with respect to the Borrower and its restricted subsidiaries for any period, all rental expenses with respect to operating leases

Annex A — Term Sheet

(including, without limitation, any rental expenses incurred in connection with a sale-leaseback transaction) of the Borrower and its subsidiaries for such period, net of all cash received from rental payments made by sublessees to the Borrower or any of its restricted subsidiaries during such period, determined on a consolidated basis in accordance with GAAP and (y) Interest Expense (including Interest Expense used in the calculation of EBITDAR) shall mean, with respect to the Borrower and its restricted subsidiaries for any period, the gross interest expense (including, without limitation, interest expense attributable to capital leases), net of all interest income of the Borrower and its restricted subsidiaries for such period, all determined for such period on a consolidated basis without duplication, in accordance with GAAP.

(c) Maximum Capital Expenditures. The Borrower and its restricted subsidiaries shall not permit Capital Expenditures to exceed the corresponding amounts per fiscal year set forth below:

Fiscal Year	Maximum Amount
2007	$200,000,000
2008	$225,000,000
2009	$225,000,000
2010	$200,000,000
2011	$175,000,000
2012	$175,000,000

Notwithstanding the foregoing, the unused amount of any permitted Capital Expenditures in any fiscal year may be carried forward to the immediately succeeding fiscal year, with the amount of any Capital Expenditures in any fiscal year being deemed made, first, in respect of amounts permitted for such fiscal year and, second, in respect of amounts carried over from the prior fiscal year; provided, however, that the amount carried over from the prior fiscal year shall not exceed 10% of the amount of permitted Capital Expenditures for such prior fiscal year.

For the purposes of this covenant Capital Expenditures shall be defined as (i) the aggregate cost of all capital assets acquired by the Borrower and its restricted subsidiaries during any period less (ii) the aggregate amount of any such expenditures associated with permitted acquisitions.

The financial covenants will apply to the Borrower and its subsidiaries (other than Unrestricted Subsidiaries) on a consolidated basis, with definitions consistent with the Existing Credit Agreement (unless otherwise defined above) and step-ups or step-downs (as applicable) to be mutually agreed upon.

Annex A — Term Sheet

Events of Default:	Consistent with the Existing Credit Agreement.

Yield Protection and Increased Costs:	Customary for facilities of this type, including, without limitation, in respect of breakage or redeployment costs incurred in connection with prepayments, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability, reserves without proration or offset and payments free and clear of withholding or other taxes.

Assignments and Participations:	Each Lender will, subject in certain circumstances to the approval of the Administrative Agent and the Borrower (such consents not to be unreasonably withheld or delayed), be permitted to make assignments in acceptable minimum amounts; provided that no consent by the Borrower shall be required for assignments (a) to a Lender, an affiliate of a Lender or an approved fund or (b) after the occurrence and during the continuance of an event of default. Participations will be permitted without the consent of the Borrower or the Administrative Agent under conditions customary for facilities of this nature.

Required Lenders:	On any date of determination, those Lenders who collectively hold more than 50% of the outstanding loans and unfunded commitments under the Facilities, or if the Facilities have been terminated, those Lenders who collectively hold more than 50% of the aggregate outstandings (the “Required Lenders”).

Amendments and Waivers:	Amendments and waivers of the provisions of the Financing Documentation will require the approval of the Required Lenders, except that the consent of all the Lenders directly affected thereby will be required with respect to (a) increases in the commitment of such Lenders, (b) reductions of principal, interest or fees, (c) extensions of scheduled maturities or times for payment, (d) changes in the voting percentages and (e) releases of all or substantially all of the value of the Collateral or Guarantees (other than in connection with transactions permitted pursuant to the Financing Documentation).

Indemnification:	The Loan Parties will indemnify the Arrangers, the Administrative Agent, each of the Lenders and their respective affiliates, partners, directors, officers, agents and advisors and hold them harmless from and against all liabilities, damages, claims, costs, expenses (including reasonable fees, disbursements, settlement costs and other charges of counsel incurred in connection therewith) relating to the Transactions or any transactions related thereto and the Borrower’s use of the loan proceeds or the commitments; provided that such indemnity will not, as to any indemnitee, be available to the extent

Annex A — Term Sheet

that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such indemnitee; provided further that such indemnification shall not require the Loan Parties to reimburse any indemnitee (other than the Arrangers and the Administrative Agent as provided in the section entitled “Expenses” below) for costs and expenses in connection with the syndication, negotiation, execution, delivery and administration of the Financing Documentation and any amendment or waiver with respect thereto.

Expenses:	The Loan Parties will reimburse the Arrangers and the Administrative Agent (and all Lenders in the case of enforcement costs and documentary taxes) for all reasonable out-of-pocket costs and expenses in connection with the syndication, negotiation, execution, delivery and administration of the Financing Documentation and any amendment or waiver with respect thereto.

Governing Law and Forum:	New York.

Waiver of Jury Trial and Punitive and Consequential Damages:	All parties to the Financing Documentation waive the right to trial by jury and the right to claim punitive or consequential damages.

Counsel for the Administrative Agent:	Kennedy Covington Lobdell & Hickman, L.L.P.

Annex A — Term Sheet

SCHEDULE I
INTEREST AND FEES

Interest:	At the Borrower’s option, loans (other than Swingline Loans) will bear interest based on the Base Rate or LIBOR, as described below:

A. Base Rate Option

Interest will be at the Base Rate plus the applicable Interest Margin (as described below). The “Base Rate” is defined as the higher of (a) the Federal Funds Rate, as published by the Federal Reserve Bank of New York plus 1/2 of 1% and (b) the prime commercial lending rate of the Administrative Agent, as established from time to time at its principal U.S. office (which such rate is an index or base rate and will not necessarily be its lowest or best rate charged to its customers or other banks). Interest shall be payable quarterly in arrears and (i) with respect to Base Rate loans based on the Federal Funds Rate, shall be calculated on the basis of the actual number of days elapsed in a year of 360 days and (ii) with respect to Base Rate loans based on the prime commercial lending rate of the Administrative Agent, shall be calculated on the basis of the actual number of days elapsed in a year of 365/366 days.

Base Rate borrowings will be made on same day notice and will be in minimum amounts to be agreed upon.

B. LIBOR Option

Interest will be determined for periods (“Interest Periods”) of one, two, three or six months as selected by the Borrower and will be at an annual rate equal to the London Interbank Offered Rate (“LIBOR”) for the corresponding deposits of U.S. dollars plus the applicable Interest Margin (as described below). LIBOR will be determined by the Administrative Agent at the start of each Interest Period and will be fixed through such period. Interest will be paid at the end of each Interest Period or, in the case of Interest Periods longer than three months, quarterly, and will be calculated on the basis of the actual number of days elapsed in a year of 360 days. LIBOR will be adjusted for maximum statutory reserve requirements (if any).

LIBOR borrowings will be made on three business days’ prior notice and, in each case, will be in minimum amounts to be agreed upon.

Swingline loans will bear interest at the Base Rate plus the applicable Interest Margin.

Default Interest:	(a) Automatically upon the occurrence and during the continuance of any payment event of default or upon a bankruptcy event of default of the Borrower or any other Loan Party, or (b) at the election of the Required Lenders, upon the occurrence and during the continuance of any other event of default, all amounts due and payable with respect to

Schedule I to Annex A

any loan hereunder shall bear interest at a rate per annum of two percent (2%) in excess of the rate then applicable to such loan (including the applicable Interest Margin) and shall be payable on demand of the Administrative Agent.

Interest Margins:	The initial applicable Interest Margin will be:

(a)	in the case of the Revolving Credit Facility, 1.375% for LIBOR Rate loans and 0.375% for Base Rate loans; and

(b)	in the case of the Term Loan Facility, 1.375% for LIBOR Rate loans and 0.375% for Base Rate loans;

provided that after the date on which the Borrower will have delivered financial statements for the first full fiscal quarter after the Closing Date, the Interest Margin with respect to the Term Loan Facility and the Revolving Credit Facility will be determined in accordance with the pricing grid set forth on Exhibit I hereto.

Commitment Fee:	A commitment fee (the “Commitment Fee”) will accrue on the unused amounts of the commitments under the Revolving Credit Facility. Swingline loans will, for purposes of the commitment fee calculations only, not be deemed to be a utilization of the Revolving Credit Facility. Such Commitment Fee will initially be 0.300% per annum and after delivery of financial statements for the first full fiscal quarter ending after the Closing Date will be determined in accordance with the pricing grid set forth on Exhibit I hereto. All accrued Commitment Fees will be payable quarterly in arrears (calculated on a 360-day basis) for the account of the Lenders under the Revolving Credit Facility and will accrue from the Closing Date.

Letter of Credit Fees:	The Borrower will pay (a) the Issuing Bank, a fronting fee equal to 12.5 basis points per annum and (b) the Lenders under the Revolving Credit Facility, standby letter of credit participation fees equal to the Interest Margin for LIBOR loans under the Revolving Credit Facility, in each case, on the undrawn amount of all outstanding letters of credit. In addition, the Borrower will pay the Issuing Bank customary issuance fees.

Other Fees:	The Arrangers and the Administrative Agent will receive such other fees as will have been agreed in a fee letter between them and the Borrower.

Schedule I to Annex A

Exhibit I
Pricing Grid

		Applicable LIBOR Margin		Applicable Base Rate Margin
		Revolving Credit	Term	Revolving Credit	Term
Level	Leverage Ratio	Facility	Loan Facility	Facility	Loan Facility	Commitment Fee
I	Greater than 2.50 to 1.00	1.625%	1.625%	0.625%	0.625%	0.375%
II	Greater than or equal to 1.50 to 1.00 but less than or equal to 2.50 to 1.00	1.375%	1.375%	0.375%	0.375%	0.300%
III	Less than 1.50 to 1.00	1.125%	1.125%	0.125%	0.125%	0.250%

Schedule I to Annex A